Organigram Announces Proposed Acquisition of Sanity Group, a Leading German Cannabis Company Accretive Acquisition of Sanity Group Establishes Organigram as a Global Pure Play Cannabis Company with Leadership Positions in the World’s Two Largest Federally Legal Cannabis Markets  Organigram to acquire Sanity Group for up-front consideration of €113.4 million plus a maximum earnout of up to €113.8 million tied to financial performance.  Proposed Acquisition of the Berlin-based company unites two leaders in the largest federally legal cannabis markets, boosting commercial opportunities, strengthening access to best-in-class leadership, and expanding a valuable network of supply-chain partners.  Sanity is achieving top-line growth. Annual net revenue increased from €9 million in 2023 to €60 million in 2025, including €19 million generated in the fourth quarter of 2025.  Sanity Group operates Europe’s first two legal cannabis specialty stores as part of scientific pilot projects in Switzerland.  Opportunity to capitalize on Sanity’s near-term plans to enter the UK and Poland markets and expand on existing business in Czechia.  Opportunity to bring industry-leading IP generated by the Product Development Collaboration (PDC) as well as Organigram’s products to emerging legal cannabis markets.  Organigram poised to sell significantly greater volumes of higher-margin flower into Europe with the ability to capture more of the value chain.  Acquisition is expected to be financed by a combination of cash on hand, proceeds from a new credit facility, and expected C$65.2 million equity investment by BAT. TORONTO--(BUSINESS WIRE)--February 18, 2026--Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that it has entered into a definitive agreement (the “Purchase Agreement”) to acquire (the “Acquisition”) all the issued and outstanding shares of Sanity Group GmbH (“Sanity” or “Sanity Group”) not currently owned by Organigram. Upon closing of the Acquisition, Organigram will pay shareholders of Sanity (collectively, the “Vendors”) upfront consideration of €113.4 million consisting of €80.0 million cash1 and share consideration of €33.4 million in Organigram shares (the “Upfront Consideration”). In addition, the Vendors will be entitled to receive consideration of up to €113.8 million, with the first €20 million in cash1 and up to €93.8 million in Organigram shares (“Earnout Consideration”) based on Sanity’s financial performance for the 12-month period following the closing. The Upfront Consideration shares are expected to be priced at C$3.00 per Organigram share, representing a 71% premium to the C$1.75 closing price on the Toronto Stock Exchange (“TSX”) on February 17, 2026. The Earnout Consideration shares shall be priced at the TSX 20-day VWAP on the trading day prior to settlement, subject to a C$3.00 floor and C$4.00 cap.

“The proposed acquisition of Sanity Group marks a pivotal step in Organigram's global expansion strategy as a leader in the rapidly expanding cannabis industry,” said James Yamanaka, CEO of Organigram. “This transformational acquisition will bring together two market leaders, extend our commercial footprint into Europe, and strengthen our competitive edge in the world’s largest federally legal cannabis markets.” Sanity Group Overview Berlin-based Sanity Group, founded in 2018, is one of Europe’s most prominent and respected cannabis companies. Sanity Group has established a reputation for leadership across several key market segments, including medical cannabis, recreational pilot programs, and wellbeing products. Sanity Group is led by co-founder and CEO Finn Age Hänsel, supported by a seasoned executive management team. The team brings expertise in entrepreneurship, operational efficiency, scaling operations, logistics, and brand development. Sanity Group’s portfolio of leading brands reflects a strong commitment to excellence and innovation, securing its position at the forefront of growth within the rapidly expanding European cannabis sector. Sanity Group’s primary operations are centred in Germany, which is recognized as one of Europe’s fastest growing medical cannabis markets. This growth is fuelled by increased adoption among physicians, broader patient access, and a favourable regulatory landscape following the 2024 cannabis law reform. The German medical cannabis market was valued at over €2 billion in 2025, serving approximately 800,000 patients. The market is forecast to surpass €4.5 billion by 2028 expecting a 50% year-over-year growth rate, with the patient population expected to reach around 1.8 million (~2.0% of the population), bringing it on par with other major global medical markets, such as Israel (1.9%) and Australia (2.3%)2. Sanity Group Highlights  Year-over-year net revenue growth, from €9 million in calendar 2023 to €19 million in 2024 to €60 million in 2025, including €19 million generated in the last quarter of calendar 2025. 2026 year-to-date results show a continued growth trend.  Gross margin improvement, from 15% in 2023 to 35% in 2024 to 47% in 2025.  Estimated #2 market share position as of January 2026, up from #5 in January 20252.  Strategically expanding European footprint beyond Germany and Switzerland including Poland, the UK, and Czechia.  Currently operates two locations in Swiss pilot program, with growing study participant numbers.  Deep European regulatory expertise and network, critical to navigating markets, regulatory frameworks and intelligence as the market expands.

“I am truly excited to embark on this new chapter as our company joins forces with Organigram. Sanity’s strong focus in Europe is highly complementary to Organigram’s strengths, and I have tremendous confidence in their vision and ambitious business plan to scale internationally. Together, we are poised to unlock significant growth opportunities, especially as new European markets open to both medical and recreational cannabis programs. Organigram has already proven to be an exceptional partner, bringing deep expertise in areas such as cultivation, manufacturing, R&D, and innovation. These strengths will be vital as we collectively shape the rapidly expanding global cannabis landscape” said Finn Age Hänsel, CEO of Sanity Group. Strategic Rationale for the Acquisition “Organigram’s proven track record in executing highly strategic and complementary M&A is exemplified by our proposed acquisition of Sanity Group—a transaction that is both strategically significant and financially accretive. By combining our strengths as focused cannabis pure play companies, we will be well-positioned to deliver meaningful value for our shareholders and accelerate growth in key European markets. We are truly excited about the opportunities ahead with this acquisition as we are now poised to set a new standard in the global cannabis sector together,” said Paolo De Luca, Chief Strategy Officer at Organigram. Acquisition Highlights: 1. Financially accretive acquisition that is expected to bring scale and positively impact both revenue and profitability. Sanity generated positive EBITDA in 2025. 2. Cements Organigram’s position as a leader in the growing global cannabis market. Organigram is currently #1 in the Canadian adult use recreational market3, and on closing will become a top company in the rapidly growing German medical cannabis market, the second largest federally legal cannabis market in the world after Canada. 3. Provides Organigram with a vertically integrated European ‘hub’ and footprint. Will add local leadership, a strong network of strategic partners throughout the value chain across Europe as well as commercial, operational, medical and regulatory expertise. 4. Sanity Group operates Europe’s first two legal cannabis specialty stores as part of scientific pilot projects in Switzerland. Pilot project experience also enhances credibility for future pilot projects, including in Germany. 5. Provides Organigram the opportunity to bring its industry leading brands and IP to new markets globally. The combination of both teams, with the support of the Product Development Collaboration (PDC) generated IP, is expected to deliver a suite of next generation cannabis innovations, backed by science, to European medical markets.

Deal Valuation, Structuring of Consideration and Earnout

Valuation, Structuring and Earnout	Upfront (in millions)	Maximum Contingent (in millions)	Total Potential (in millions)
Cash Consideration[1]	€80.0 *($129.6)*	€20.0 *($32.4)*	€100.0 *($162.0)*
Share Consideration	33.4 *(54.1)*	93.8 *(152.0)*	127.2 *(206.0)*
Total to be Paid	113.4 *(183.7)*	113.8 *(184.4)*	227.2 *(368.0)*
Organigram Interests	16.6 *(26.9)*	6.2 *(10.0)*	22.8 *(37.0)*
Total Valuation	€130.0 *($210.6)*	€120.0 *($194.4)*	€250.0 *($405.0)*

Sanity completed 2025 with net revenue of €19 million for the last quarter which, at a €130 million upfront valuation, results in a last quarter annualized (LQA) multiple of 1.7x. Based on Sanity and Germany's historic growth rate and Euromonitor's forecast of the Germany market doubling by 2028, Organigram expects net revenue to average approximately €25 million for the last three calendar quarters of 2026. Based on tightening competitive pressures in the German market initial expectations of gross margins of ~39% to 40% and adjusted EBITDA margins[4] of 10% to 12% are targeted.

The Earnout Consideration will be calculated using a notional Sanity valuation ("Sanity Valuation"), which will be arrived at by weighing net revenue and EBITDA each by 50% after multiplying them by 1.75 and 12.5 times respectively for the 12-month period following closing (the "Earnout Period")[5]. The notional Sanity Valuation will be capped at €250 million inclusive of Organigram's interests. The Earnout Consideration will be calculated as the Sanity Valuation less the Upfront Valuation, adjusted for Organigram's interests, and will have a maximum payout to the Vendors of €113.8 million.

Earnout Consideration will be settled with a maximum of €20 million cash[1] and the remainder in Organigram shares issued at the 20-day VWAP on the TSX subject to a C$3.00 floor and C$4.00 cap.

As a condition precedent for any Earnout Consideration to be paid, Sanity must generate a minimum amount of EBITDA during the Earnout Period so that Sanity is self-sustaining from a cashflow perspective before consideration of working capital needs. Organigram will make up to €10 million available to Sanity on closing of the Acquisition to fund working capital needs in a high growth environment. To the extent that any of the €10 million is not repaid by the end of the Earnout Period, the Earnout Consideration will be reduced by the outstanding amount.

Sources of Cash

Cash consideration to Sanity shareholders[1] will be funded through a combination of cash on hand (restricted Jupiter funds), the Private Placement Investment, and the proceeds of a credit facility with ATB Financial and a syndicate of lenders, in respect of which the Company has entered into an underwritten commitment, subject to customary closing conditions.

British American Tobacco plc (“BAT”) through its wholly owned subsidiary, BT DE Investments Inc., is a shareholder in both Organigram and Sanity and has opted to take Organigram share consideration in lieu of cash for its interest in Sanity. Private Placement and Top Up Rights Organigram is in advanced negotiations with BAT in respect of a C$65.2 million investment (the “Private Placement Investment”) to be used to finance the cash component of the Acquisition and for transaction expenses. The Private Placement Investment is expected to be comprised of an exercise by BAT of certain existing top-up rights (“Top-Up Rights”) and a private placement for Organigram shares. ATB Financial Senior Secured Credit Facilities ATB Financial, who is acting as sole lead arranger and bookrunner, provided a fully underwritten commitment of the senior secured credit facilities (the “Loan Facilities”) of up to $60 million. ATB will also act as administrative agent for the Loan Facilities. The Loan Facilities include: a. $40 million senior secured facility comprised of a $10 million operating line and a $30 million revolving credit facility; and b. $20 million senior secured non-revolving credit facility. The Loan Facilities will be available on closing, subject to customary closing conditions, and bear interest at ATB’s referenced benchmark rates plus a spread determined by funded debt to trailing twelve month adjusted EBITDA. The Loan Facilities are subject to normal course funded debt and fixed charge covenants. Transaction Summary and Shareholder Approval Requirements Pursuant to the Purchase Agreement, Organigram will indirectly acquire of all the issued and outstanding shares of Sanity Group not currently owned by Organigram. Total Upfront Consideration is €113.4 million (C$183.7 million), consisting of €80 million (C$129.6 million) in cash[1] and €33.4 million (C$54.1 million) in Organigram shares. In addition, the Vendors will be entitled to receive the Earnout Consideration. The Upfront Consideration shares will be priced at C$3.00 per Organigram share, a 71% premium to the C$1.75 closing price on the TSX on February 17, 2026 and the Earnout Consideration shares shall be priced at the TSX 20-day VWAP on the trading day prior to settlement subject to a C$3.00 floor and C$4.00 cap.

Organigram anticipates that the Acquisition, together with the Private Placement Investment and the Credit Facility (each of which is or will be conditional upon completion of the Acquisition) will close concurrently in the second quarter of 2026. Completion of the Acquisition is subject to certain closing conditions, including, among other things, receipt of all required regulatory approvals, including approval of the TSX and clearance under Germany’s foreign direct investment regime from the German Federal Ministry for Economic Affairs and Energy, and other customary closing conditions for a transaction of this nature. Organigram’s obligation to complete the Acquisition is subject to the additional conditions, including approval of the Acquisition by Organigram’s shareholders and the arrangement by Organigram, on terms and conditions satisfactory to it, of third-party financing, in an amount sufficient to pay the cash1 portion of the purchase price payable under the Purchase Agreement, which is expected to be satisfied by the closing of the Private Placement Investment and Credit Facilities. The Company is required to obtain disinterested shareholder approval (50.1% of shares voting at the meeting, excluding any shares held by BAT) for the Acquisition under Subsections 611(c) and 604(a)(ii) of the TSX Company Manual, as the total number of shares to be issued as part of the Upfront Consideration and pursuant to the Private Placement Investment (i) will exceed 25% of Organigram’s current shares outstanding, and (ii) will result in the value of consideration issued to BAT, an insider of the Company, exceeding 10% of the Company’s market capitalization. In addition to the above, the Acquisition and the Private Placement Investment will constitute “related party transactions” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI-61-101”) and will require “majority of the minority” approval under MI 61-101, being approval by a simple majority of votes cast by the shareholders of Organigram, excluding any votes attached to the shares held by BAT. The Company intends to obtain the requisite shareholder approval at its annual and special shareholders’ meeting to be held on March 30, 2026. Private Placement Investment Details Pursuant to the Private Placement Investment, BAT is expected to subscribe for 14,027,074 Organigram shares at a price of C$3.00 per share, for gross proceeds of C$42.08 million, the proceeds of which will be used to fund the Acquisition, and to also exercise certain Top-Up Rights to subscribe for 9,897,356 Organigram shares at a price of C$2.335854 per share, for gross proceeds of C$23.12 million. The closing of the Private Placement Investment is expected to be subject to the closing of the Acquisition, as well as the receipt of certain regulatory approvals, approval from Organigram’s shareholders and other customary conditions for a transaction of this nature. To the extent BAT’s ownership of shares in the Company exceeds 30.0% of the total issued and outstanding common shares of the Company on a post-issuance basis, BAT would, in lieu of common shares, be issued non-voting Class A convertible preferred shares of Organigram (“Preferred Shares”). Based on Organigram’s current 135,132,782 Common Shares outstanding,

BAT would be issued 2,353,379 Common Shares and 21,571,051 Preferred Shares pursuant to the Private Placement Investment. The Preferred Shares would be eligible for conversion into voting Common Shares in accordance with their terms, provided that such conversion would not result in BAT's voting interest in the Company exceeding 30%.

Pro-Forma Capitalization Table (Basic Only)[6]

Pro-Forma Capitalization Table	December 31, 2025	Sanity Acquisition (Upfront Only)	Pro-Forma – Upfront Only	Earnout (assuming Maximum Payable)[7]	Pro-Forma Assuming Maximum Payout
Sanity Investors (excluding Organigram and BAT)	-	4,139,758	4,139,758 *(2.9%, 2.2%)*	35,219,054	39,358,812 *(21.6%, 16.7%)*
Existing Organigram Shareholders (excluding BAT)	94,998,393 *(70.3%, 63.3%)*		94,998,393 *(67.1%, 49.4%)*		94,998,393 *(52.2%, 40.2%)*
BAT Common Share Holdings	40,134,389 *(29.7%, 26.7%)*	2,353,379	42,487,768 *(30.0%, 22.1%)*	5,300,447	47,788,215 *(26.2%, 20.2%)*
Total Common Shares	135,132,782	6,493,137	141,625,919	40,519,501	182,145,420
BAT Preferred Shares Including Accretion	14,994,047 *(10.0%)*	35,553,554	50,527,600 *(26.3%)*	3,789,570	54,317,170 *(23.0%)*
Total Common & Preferred Shares (including accretion on Preferred Shares)	150,126,829		192,153,520		236,462,591

Board of Directors Approval and Opinion Received

BMO Capital Markets has provided an oral opinion to the Investment Committee of the Board and the Board to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be paid by the Company pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company (the "Opinion").

After considering the Opinion and the advice of its financial and legal advisors, among other factors, the Board has unanimously determined that the Acquisition and the Credit Facility are in the best interests of Organigram with BAT's nominees to the Board declaring an interest in such matters thereby abstaining from the vote. [8]

Additional Information Regarding the Acquisition and Private Placement Investment Copies of the Purchase Agreement and the definitive agreement governing the Private Placement Investment and a material change report containing additional information regarding the Acquisition and the Private Placement Investment will be filed on Organigram’s SEDAR+ profile at www.sedarplus.ca and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). This press release is only a summary of certain principal terms of the Acquisition and is qualified in its entirety by reference to the more detailed information contained in the material change report. Advisors and Counsel In connection with the Acquisition, Organigram engaged EY for financial and tax advisory work, BMO Capital Markets to provide the Fairness Opinion, Hogan Lovells LLP as its local legal counsel in Germany, and Goodmans LLP as its Canadian legal counsel. Sanity Group engaged its former Managing Director and Chief Investment & Strategy Officer Max Narr for the management of the Acquisition and Rothschild as its exclusive financial advisor. Katharina Erbe (RSR) and Patrick Biagosch (Biagosch Partner) acted as its legal counsel in Germany and McMillan LLP as its legal counsel in Canada. BAT engaged Stikeman Elliott LLP as its legal counsel in Canada in connection with the Private Placement Investment. Investor Presentation To view the Investor Presentation, please click this link: Investor Presentation. About Organigram Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post- processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

About Sanity Group Sanity Group aims to improve people’s quality of life through the use of cannabinoids and the utilization of the endocannabinoid system. The focus is on cannabinoid-based pharmaceuticals and consumer goods. To harness the full potential of cannabis, Sanity Group invests in research of the cannabis plant and its active ingredients as well as in specific areas of application. Sanity Group, co-founded in Berlin in 2018 by Finn Age Hänsel, includes Vayamed, avaay Medical and ZOIKS (medical cannabis), Endosane Pharmaceuticals (finished pharmaceuticals), vaay (lifestyle) and Grashaus Projects (recreational cannabis Swiss pilot project). Near Frankfurt am Main, Sanity Group also operates a logistics and production facility for cannabis pharmaceuticals. More information at sanitygroup.com/press. Forward-Looking Information This news release contains forward-looking information. Often, but not always, forward- looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward- looking-statements. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Specifically, statements regarding the expected closing of the Acquisition, the sources of funds to finance the Acquisition, the terms of the Private Placement Investment, the expected benefits of the Acquisition, the future business prospects of Organigram, and Organigram’s expectations in respect of net revenue for 2026 are forward-looking statements. In calculating net revenue for 2026 and making statements about Sanity’s financial performance, the Company has made assumptions that are based on presumed growth rates in Germany, Sanity continuing to hold one of the top market share positions, continued availability of flower supply from Canadian and other international cultivators, and market conditions, pricing and margins not deteriorating beyond the already forecasted reduction in gross margins. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements reflect current beliefs of management of the Company with respect to future events and are based on information currently available to management including the reasonable assumptions, estimates, analysis and opinions of management of the Company considering their experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made, including, but not limited to, that the Company will come to terms with BAT in respect of the Private Placement Investment, that shareholders will vote to approve the Acquisition and the Private Placement Investment, and that the conditions to closing the Acquisition, the Private Placement Investment and the Credit Facility will be satisfied within a reasonable period of time or at all. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. There is a risk that one or more of the Acquisition, the Private Placement Investment and/or the Credit Facility does not close or close within the expected timeline. There is a risk that some or all the expected benefits of the Acquisition may fail to materialize or may not occur within the time periods anticipated by the Company. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Company following the business combination difficult. Material risks and uncertainties that could cause actual results to differ from forward-looking statements include not receiving approval for the Acquisition and Private Placement Investment from the shareholders, not receiving any of the regulatory approvals (including approval from the TSX and foreign direct investment clearance from the German Federal Ministry for Economic Affairs and Climate Action) required to close the Acquisition and Private Placement Investment, the timing and outcome of any such regulatory review negatively impacting the Acquisition, that all conditions to the closing of the Purchase Agreement will not be satisfied, that the Acquisition will not be completed on the terms set forth in the Purchase Agreement, that the Acquisition will not close, inherent uncertainty associated with the financial and other projections (including projections relating to revenue, EBITDA, valuation and earnout calculations) as well as market and regulatory changes arising that reduce or eliminate the benefits of the Acquisition; the effective integration of Sanity into the Company not being possible; the ability to achieve the anticipated synergies and value-creation contemplated by the business combination not being possible or being delayed; the response of business partners and retention as a result of the business combination being negative; the impact of competitive responses to the business combination negatively impacting the Company; the ability to achieve the expected manufacturing and production output including flower supply not being possible; the risk that Sanity may not achieve the financial performance thresholds required for the payment of some or all of the Earnout Consideration; and the diversion of management time on business combination-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. 1 BAT has opted to take Organigram shares in lieu of cash for its interest in Sanity. 2 Source: Euromonitor, Australian Institute of Health and Welfare, Israel Health Ministry, Market Estimates (Europe) 3 HiFyre, January 2026 (Canada) 4 Refer to Organigram’s Q1-2026 calculation of adjusted EBITDA in its MD&A – in general the Sanity acquisition will have less IFRS to adjusted EBITDA adjustments. 5 An indicative target net revenue of €143 million and target EBITDA of €20 million for the Earnout Period was modelled as one example of achieving the full Earnout but the Earnout can be achieved through other combinations of net revenue and EBITDA. 6 Percent (%) holdings in parenthesis reflect holdings as % of common shown first and % of common and preferred second except second last row which reflects % of common and preferred only. 7 Under the maximum earnout Organigram has initially calculated issuing 40.5 million shares at an assumed $3.75 share price. With a $3.00 floor and $4.00 cap for Earnout Shares Organigram would be required to issue a maximum of 50.6 million shares and a minimum of 38.0 million shares respectively. Contacts For Organigram Media enquiries: Sonia Prashar soniaprashar@sppublicrelations.com For Organigram Investor Relations enquiries: Max Schwartz Director of Investor Relations investors@organigram.ca